UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C

FORM 11-K

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 001-34762

First Financial Bancorp 401(k) Savings Plan
255 East Fifth Street, Suite 800
Cincinnati, OH 45202
(Full title of the plan and the address of the plan)

First Financial Bancorp
255 East Fifth Street, Suite 800
Cincinnati, OH 45202
(Name and address of principal executive offices of the issuer of the securities)

First Financial Bancorp 401(k) Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2022 and 2021

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules
Schedule H, line 4a-Schedule of Delinquent Participant Contributions	11
Schedule H, line 4i-Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator
First Financial Bancorp 401(k) Savings Plan
Cincinnati, OH

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Financial Bancorp 401(k) Savings Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2022, and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
We have served as the Plan's auditor since 2015.
Oak Brook, Illinois
June 23, 2023

First Financial Bancorp 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2022	2021

Assets
Investments, at fair value	$108,198,552	$149,311,412
Investments, at contract value	21,131,513	—
Total investments	129,330,065	149,311,412
Receivables:
Interest and dividends	—	1,875
Participant contributions	463,589	481,724
Notes receivable from participants	1,379,839	1,465,073
Net assets available for benefits	$131,173,493	$151,260,084

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2022

Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(18,353,209)
Interest and dividends	1,814,814
Net investment loss	(16,538,395)

Interest income on notes receivable from participants	67,639

Contributions:
Participants	13,669,016
Rollovers	5,163,116
Other	43,357
Total contributions	18,875,489
Total additions	2,404,733

Deductions:
Benefit payments	22,394,864
Other deductions	96,460
Total deductions	22,491,324

Net increase (decrease)	(20,086,591)

Net assets available for benefits beginning of year	151,260,084
Net assets available for benefits end of year	$131,173,493

See accompanying Notes to Financial Statements.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements

December 31, 2022

NOTE 1: DESCRIPTION OF THE PLAN

The following brief description of the First Financial Bancorp 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description (the Plan Document) for more information.

First Financial Bancorp. (the Plan Sponsor, the Plan Administrator, or the Company) is the sponsor and administrator of the Plan.

General. The Plan is a defined contribution plan, qualified under Section 401 of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers substantially all associates of the Company and its affiliates. There is no age requirement to participate in the Plan. The Plan is a single plan of a controlled group as defined in Code Sections 414(b) and 414(c).

Participating corporations. The terms of the Plan provide that any corporation that becomes a member of the controlled group may, with consent of the Plan Sponsor, adopt the Plan for those associates which the Plan determines to be eligible.

Contributions. Participants may elect to make contributions to the Plan on both a before-tax and/or after-tax basis. Participant contributions may not exceed 60% of a participant's eligible annual compensation on a before-tax basis and are subject to Internal Revenue Service (IRS) limitations. Employees are automatically enrolled at a 5% deferral rate upon becoming eligible to participate in the Plan and they may elect to change or discontinue deferrals at any time. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Employees may elect to have their deferral rate increased automatically by 1% annually, until the deferral rate equals 10%. Employees may elect to discontinue automatic deferral rate increases at any time.

Employer contributions to the Plan are discretionary. Employer contributions, if applicable, are determined in the first quarter of the subsequent year. Participants designate where contributions are invested and employer contributions fully vest upon contribution to the Plan. No employer contributions were made to the Plan for 2022 or 2021.

Vesting. Participants' accounts are 100% vested at all times.

Notes receivable from participants. Participants may borrow any amount up to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant's highest outstanding loan balance during the preceding 12-month period. Participant loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the date of issuance. Repayment of loans must be made at least quarterly, on an after-tax basis, in level payments of principal and interest over a time period not to exceed 5 years unless it is used for a principal residence loan, which then may not exceed 10 years. If the loan is not repaid, it may be considered in default and a distribution to the participant.

Benefit payments. Participants may elect an in-service, non-hardship distribution comprised of the participants' after-tax contributions and rollover accounts as well as the earnings on these accounts. Active participants may withdraw before-tax contributions only if the participant can prove financial hardship as defined by the Plan Document. Earnings on participants' before-tax contributions are not eligible for distribution prior to termination or retirement.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

Active participants, upon or after attainment of age 59 ½, may elect an in-service, non-hardship distribution of all, or a portion of, their account balance.

Administrative and investment management expenses. Certain expenses incurred maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment-related expenses are included in Net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Participant accounts. Each participant's account is credited with the participant's contributions and the Company's contributions (if applicable), as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Plan termination. Although the Plan Sponsor has not expressed any intention to do so, it has the right to terminate the Plan at any time, subject to provisions set forth in ERISA. In the event of termination, the net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

Subsequent events. Management evaluated subsequent events for the Plan for recognition and disclosure through June 23, 2023, the date the financial statements were available to be issued.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The accompanying financial statements have been prepared on the accrual basis of accounting.

Risks and uncertainties. The Plan invests in certain investments that are exposed to risk, such as changes in interest rates, market volatility and credit risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the value will occur and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of benefits. Benefit payments are recorded when paid.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual realized amounts could differ materially from those estimates.

Valuation of investments and income recognition. Investments held by the Plan are stated at fair value with the exception of the investment contract which is reported at contract value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measure for the Plan's fully benefit-responsive investment contract because it is the amount the Plan participants generally receive when executing transactions under the terms of the contract and Plan provisions. Security transactions are recorded on the trade date, interest income is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments held during the year. See Note 3 - Fair Value Measurements for further discussion and disclosures related to fair value measurements and Note 4 - Fixed Income Guaranteed Option for further discussion related to investments at contract value.

Notes receivable from participants. Notes receivable from participants represent participant loans that are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses when incurred.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 3: FAIR VALUE MEASUREMENTS

The fair value framework as disclosed in the Fair Value Measurements and Disclosure Topic of FASB ASC Topic 820, (Fair Value Topic) includes a hierarchy which focuses on prioritizing the inputs used in valuation techniques.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), a lower priority to observable inputs other than quoted prices in active markets for identical assets and liabilities (Level 2) and the lowest priority to unobservable inputs (Level 3).  When determining the fair value measurements for assets and liabilities, the Company looks to active markets to price identical assets or liabilities whenever possible and classifies such items in Level 1.  When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities and classifies such items as Level 2.  Certain assets and liabilities are not actively traded in observable markets and the Company must use alternative techniques, based on unobservable inputs, to determine the fair value and classifies such items as Level 3. The level within the fair value hierarchy is based on the lowest level of input that is significant in the fair value measurement.
The following methods, assumptions and valuation techniques were used by the Company to measure different financial assets and liabilities at fair value and in estimating its fair value disclosures for financial instruments.
Money market funds. The carrying amounts reported in the Statements of Net Assets Available for Benefits for money market funds approximated the fair value of those instruments (Level 1).
Equity securities - common stock. Investments valued at the closing price reported on the active market on which the individual securities are traded (Level 1).
Mutual funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission and are valued at the daily closing price as reported by the fund. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (Level 1).
Collective trust fund. The stable value collective trust fund is composed primarily of fully benefit-responsive investment contracts and valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months notification in order to ensure that securities liquidations will be carried out in an orderly business manner.
Pooled Separate Accounts. The fair values of participation units held in pooled separate accounts are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The pooled separate accounts are restricted to one redemption per 30-day period.
The Company utilizes values provided by third-party pricing vendors to price investment securities in accordance with the fair value hierarchy and reviews the pricing methodologies utilized by the pricing vendors to ensure that the fair value determination is consistent with the applicable accounting guidance.  The Company’s pricing process includes a series of quality assurance activities where prices are compared to recent market conditions, historical prices and other independent pricing services.  Further, the Company periodically validates the fair values of a sample of securities in the portfolio by comparing the fair values to prices from other independent sources for the same or similar securities.  The Company analyzes unusual or significant variances, conducts additional research with the pricing vendor, and if necessary, takes appropriate action based on its findings.  The results of the quality assurance process are incorporated into the selection of pricing providers by the portfolio manager.
Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value as presented in the Statement of Net Assets Available for Benefits.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, reflects the Plan's assets at fair value as of December 31, 2022 and December 31, 2021, respectively.

	Assets at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total
First Financial Bancorp common stock	$10,509,075	$—	$—	$10,509,075
Mutual funds	48,800,931	—	—	48,800,931
Total assets in fair value hierarchy	59,310,006	—	—	59,310,006
Collective trust	—	—	—	9,414,231
Pooled separate accounts	—	—	—	39,474,315
Investments at fair value	$59,310,006	$—	$—	$108,198,552

	Assets at Fair Value as of December 31, 2021

	Level 1	Level 2	Level 3	Total
Money market funds	$430	$—	$—	$430
First Financial Bancorp common stock	11,429,637	—	—	11,429,637
Mutual funds	126,105,868	—	—	126,105,868
Total assets in fair value hierarchy	137,535,935	—	—	137,535,935
Collective trust	—	—	—	11,775,477
Investments at fair value	$137,535,935	$—	$—	$149,311,412

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 4: FIXED INCOME GUARANTEED OPTION

The Plan has a fully benefit-responsive guaranteed investment contract (GIC) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no events in which the issuers can terminate the GIC with the Plan and settle at an amount different from contract value.
The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the GIC.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan Document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting.
NOTE 5: INCOME TAX STATUS

The IRS issued an opinion letter dated June 30, 2020 indicating that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. In accordance with Revenue Procedures 2017-41, the Plan Administrator has determined that it is eligible, and has chosen, to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2022 and 2021, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

First Financial Bancorp 401(k) Savings Plan

Notes to Financial Statements (continued)

NOTE 6: TRANSACTIONS WITH PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied.
Principal Trust Company ("Principal" or "Trustee") is considered a party-in-interest as defined by ERISA as a result of being the recordkeeper and custodian of the Plan. The Plan holds units in various pooled separate accounts and a guaranteed investment contract issued by Principal Life Insurance Company. The Plan incurred administrative and trustee/custodian expenses of approximately $77,490 to Principal for the period of May 1, 2022 to December 31, 2022. The Plan also incurred administrative and trustee/custodian expenses of approximately $3,815 to Merrill Lynch, the Plan's former Trustee, for the period of January 1, 2022 to April 30, 2022. Certain other administrative and service fees are paid by the Plan Sponsor. The Plan is not charged for administrative services performed on its behalf by the Plan Sponsor.
Participants may continue to hold existing investments in First Financial Bancorp common stock, but may not make any additional investments in Company stock through future contributions or investment allocation changes.
The Plan has invested in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however they are exempt from the prohibited transactions rules under ERISA. The Plan received $408,162 in common stock dividends from the Plan Sponsor during 2022. As of December 31, 2022, the Plan held 433,722 shares of the Company's common stock with a fair value of $10,509,075. As of December 31, 2021, the Plan held 468,812 shares of the Company's common stock with a fair value of $11,429,637.

Notes receivable from participants also reflects party-in-interest transactions.

NOTE 7: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to the Form 5500:

	December 31,
	2022	2021

Net assets available for benefits per the financial statements	$131,173,493	$151,260,084
Less: Employee contributions receivable	463,589	—
Less: Amounts allocated to withdraw participant funds	—	76,714
Net assets available for benefits per the Form 5500	$130,709,904	$151,183,370

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2022

Net increase in net assets available for benefits per the financial statements	$(20,086,591)
Change in employee contributions receivable	(463,589)
Change in benefits payable to participants	76,714
Net income per the Form 5500	$(20,473,466)

Supplemental Schedules

First Financial Bancorp 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2022
	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Loan Repayments Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Yes	$0	$45	$0	$0

First Financial Bancorp 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

	Description of	Current
Identity of Issuer	Investment	Value**

Common stock
First Financial Bancorp*	433,722 shares of common stock	$10,509,075

Collective trust
Invesco	9,414,232 units of Stable Value Retirement Trust	9,414,231

Mutual funds
Alliance Bernstein	6,898 shares of Global Bond Z Fund	46,352
The American Funds	16,151 shares of Europacific Growth Fund	791,869
The American Funds	7,883 shares of New World Fund Inc.	523,369
Fidelity Investments	81,537 shares of Inflation Protected Bond Index Fund	735,467
Fidelity Investments	94,399 shares of Total International Index Fund	1,105,410
Fidelity Investments	941,276 shares of US Bond Index	9,582,189
Fidelity Investments	93,277 shares of 500 Index Fund	12,417,095
MFS Investment Management	215,662 shares of Value Fund	10,233,208
PGIM Investments	2,046,888 shares of High Yield Fund	9,292,874
PGIM Investments	23,184 shares of Total Return Bond Fund	272,177
T. Rowe Price Funds	108,815 shares of US Small-Cap Growth Equity Fund	3,800,921
Total mutual funds		48,800,931

Pooled separate accounts
Principal Life Insurance Company*	37,877 shares of Real Estate Securities Separate Account-Z	549,726
Principal Life Insurance Company*	187,243 shares of LargeCap Growth I Separate Account-Z	8,514,985
Principal Life Insurance Company*	4,062 shares of Lifetime Strategic Income Separate Account-Z	101,389
Principal Life Insurance Company*	154 shares of 2010 Separate Account-Z	4,431
Principal Life Insurance Company*	428 shares of 2020 Separate Account-Z	14,708
Principal Life Insurance Company*	11,041 shares of 2025 Separate Account-Z	244,685
Principal Life Insurance Company*	25,457 shares of 2030 Separate Account-Z	953,491
Principal Life Insurance Company*	100,531 shares of 2035 Separate Account-Z	2,405,355
Principal Life Insurance Company*	11,194 shares of 2040 Separate Account-Z	454,057
Principal Life Insurance Company*	11,867 shares of 2045 Separate Account-Z	298,415
Principal Life Insurance Company*	5,989 shares of 2050 Separate Account-Z	243,664
Principal Life Insurance Company*	14,275 shares of 2055 Separate Account-Z	366,182
Principal Life Insurance Company*	4,357 shares of 2060 Separate Account-Z	94,539
Principal Life Insurance Company*	8,186 shares of 2065 Separate Account-Z	106,494
Principal Life Insurance Company*	74,665 shares of MidCap S&P 400 Index Separate Account-Z	6,165,959
Principal Life Insurance Company*	15,413 shares of SmallCap S&P 600 Index Separate Account-Z	1,289,327
Principal Life Insurance Company*	110,441 shares of SmallCap Value II Separate Account-Z	4,694,017

First Financial Bancorp 401(k) Savings Plan
EIN 31-1042001/Plan 002
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
(continued)

December 31, 2022

		Description of	Current
Identity of Issuer		Investment	Value**
	Principal Life Insurance Company*	621,275 shares of Overseas Separate Account-Z	12,972,891
	Total pooled separate accounts		39,474,315

Investment contract-at contract value
	Principal Life Insurance Company*	2,074,550 shares of Fixed Income Guaranteed Option	21,131,513

	Total investments		129,330,065

	Participant loans*	Principal loan amount, interest rates of 4.25% - 8.50% with
		varied maturities through December 2027	1,379,839

	Total assets (held at end of year)		$130,709,904

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments, and therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned thereunto duly authorized.

FIRST FINANCIAL BANCORP
401(k) SAVINGS PLAN

Date: June 23, 2023	By:	/s/ Mary Sue Findley
Mary Sue Findley
Senior Vice President and Chief Human Resources Officer

/s/ James M. Anderson
James M. Anderson
Executive Vice President and Chief Financial Officer